THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



                                                   February 9, 2006

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Tank Sports, Inc.
    Registration Statement on Form SB-2
    File No.  333-129910
    Filed November 23, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated December 22, 2005 in connection with the above-referenced filing.

General
-------

Comment #1: Please note that we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make appropriate changes in accordance with our comments.

Response: Noted.

Comment #2: In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in proper context.

Response: Noted.

Comment #3: Please provide the independent accountants' report by Kabani & Company on your financial statements as of February 28, 2005 and for each of the years in the two-year period ended February 28, 2005.

Response: We have included the independent accountants' report by Kabani & Company on the company's financial statements as of February 28, 2005 and for each of the years in the two-year period ended February 28, 2005. The statements are included under the Section entitled "Financial Statements" beginning on page F-1 of the report.

Comment #4: Please provide information required by Item 304 of Regulation S-B.

Response: We have included the information required by Item 304.

Prospectus Summary
------------------

Our Business, page 6

Comment #5: In the summary you state that you market, sell and distribute recreational and transportation motorcycles, all-terrain vehicles, dirt bikes, scooters and Go-carts. However, in your risk factor section on page 11 you state that your sales consisted solely of cruiser motorcycles in the year ended February 28, 2005. Please revise the disclosure in the summary and elsewhere in the prospectus as may be appropriate to reconcile these contradictory statements. You should also expand the risk factor on page 11 by providing the distribution of sales by product classes in the 6 month interim period ended on August 31, 2005.

Response: We have revised to correct this contradiction. We have further expanded the risk factor on page 11 to discuss distribution of sales by product classes for the referenced period.

Comment #6: In the summary you state that you also sell your products internationally in Mexico, Jamaica, Ecuador and Finland. However, in the risk factor on page 13 you indicate that you intend to engage in international sales in the future. Please reconcile these contradictory statements and revise wherever appropriate throughout the prospectus.

Response: We have deleted the referenced risk factor so as not to be contradictory with the statement in the summary that the company currently sells its products internationally.

The Offering, page 6
--------------------

Comment #7: Please remove this section from the prospectus as you have already provided the same information on the cover page of the prospectus. You should avoid repetitive disclosures in the prospectus. Please refer to Rule 421 of Regulation C.

Response: We have removed this section from the prospectus.

Risk Factors
------------
Sale of a substantial Number of Shares..... page 8
--------------------------------------------------

Comment #8: This risk factor is written as if a market for your shares currently exists. Please qualify your statements as to the possible effects of sales of shares on the market price by prefacing it with language that indicates that these effects could occur only if and when a market for your common stock is established.

Response: We have qualified these statements as to the possible effects of sales of shares on the market price by prefacing it with language that indicates that these effects could occur only if and when a market for the company's common stock is established.

Additional issuances....page 8
------------------------------

Comment #9: Disclose whether the company has any plans to issue additional securities. Include the number of shares of common stock you might be obligated to issue pursuant to all outstanding options, warrants, convertible securities and contractual obligations.

Response: We have disclosed that the company has no current plans to issue additional securities at this time or in the foreseeable future.

Our Auditors Have Issued a "Going-Concern" Qualification....page 9
------------------------------------------------------------------

Comment #10: In the last sentence of this risk factor you refer to the shareholders being "materially and adversely affected." Please revise the last sentence to disclose the specific and likely effect of failure to obtain alternative sources of cash and generate positive cash flow. Throughout the risk factors section, in both the risk factor captions and in the text of the risk factors, you refer to the company, its business or its shareholders being harmed or shareholders and/or the company being adversely affected. Please replace all these references with disclosures explaining the immediate, actual or specific effect on the company and/or its shareholders.

Response: We have revised this risk factor to disclose that the specific and likely effect of failure to obtain alternative sources of cash and generate positive cash flow could be the failure of business. We have also replaced all references to the company, its business or its shareholders being harmed or shareholders and/or the company being adversely affected with disclosures explaining the immediate, actual or specific effect on the company and/or its shareholders as being the potential loss of their entire investment.

Failure to retain our existing management team....page 9
--------------------------------------------------------

Comment #11: If any of your key employees has plans to leave the company in the near future, you should disclose this fact in this section.

Response: The company's management is not aware that any key employees have plans to leave the company in the near future, thus no revision to the report has been made.

We  are  also   dependent  for  our  success  on  our  ability  to  attract  and
retain....page 9
--------------------------------------------------------------------------------

Comment #12: To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems.

Response: We have revised this disclosure to reflect that the company has not experienced any such problems.

Our business may be negatively impacted....page 10
--------------------------------------------------

Comment #13: Please describe any history of problems that you have faced of the type described by this risk factor.

Response: We have revised this disclosure to reflect that the company has not experienced any such problems.

Economic, political, military or other events....page 10
--------------------------------------------------------

Comment #14: Please consider whether this risk factor is appropriate for the company. Did the September 11 attacks materially alter sales or any other aspect of the company's operations? Has political or military instability created problems for the company in the past? Are the risks posed to the company from international operations already captured in "Our international manufacturing operations..." on page 11?

Response: In considering the issues raised by the Commission in this comment #14, we have deleted this risk factor from the report. (Please cross-reference comment #6).

Our operating results could be negatively impacted....page 11
-------------------------------------------------------------

Comment #15: You have introduced this risk factor by indicating that "if" your sales are concentrated. Given that 100% of sales are coming from one sales category, you should refer to the concentration of sales as a fact rather than a possibility.

Response: We have revised this disclosure to disclose the various product categories from which sales are currently generated.

Our business could be harmed if our contract manufacturers....page 12
---------------------------------------------------------------------

Comment #16: We note that your header refers to violation of labor laws. However, the body of the risk factor appears to describe the posed risks as being related to your reputation. Isn't it possible that your contract manufacturers will comply fully with the labor laws of their country but still engage in conduct that affects your reputation?

If applicable, please consider dividing this risk into 2 separate risk factors. The first risk factor would relate to your inability to control your contract manufacturers. This risk factor might disclose a number of different potential problems associated with this lack of control, including some that are not currently disclosed, such as product quality, product liability, timeliness of shipments and other potential hazards.

The second risk factor should describe any risks to you reputation or other potential problems associated with labor laws, including legal consequences if your contract manufacturers fail to comply with labor laws.

Response: We have revised this disclosure as suggested and addressed the reputation issue. The company does not believe the first risk factor suggested in the comment is a material risk as the company has not experienced such problems in the past and that such issues are addressed contractually and through the company's own internal inspection process.

Comment #17: If your agreements with your contract manufacturers are material to the business, please file them as exhibits to the registration statement. In addition, you should describe all material terms of those agreements in the Business section.

Response: The company has purchase orders instead of contracts, thus we have not included any purchase orders as exhibits. We have removed the wording of "contract manufacturers" to "manufacturers."

Our business is subject to seasonality....page 13
-------------------------------------------------

Comment # 18: Please disclose any problems you have faced in the past as a result of the risks posed in this risk factor.

Response: The company's management advises that the company has not had any past problems with respect to seasonality issues, and therefore we have made no revision to the report.

Management's Discussion and Analysis or Plan of Operation, page 15
------------------------------------------------------------------

Comment #19: An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow and the impact of known trends, demands, commitments and uncertainties to facilitate investors' determination of the likelihood that past performance is indicative of future performance. We note that your MD&A does not explain the factors that determine your operating results, particularly the significant growth in revenue and operating profit for the six month period ended August 31, 2005. Also, we refer you to your working capital deficit and cash and cash equivalent balances at August 31, 2005, you do not discuss the impact of your recent revenue growth on liquidity and capital resources. Please expand your MD&A discussion so that investors can understand the key variable and other qualitative and quantitative factors that determine your results of operations and cash flows.

Response: We have expanded our MD&A discussion with respect to the key variables and other qualitative and quantitative factors that determine our results of operations and cash flows.

Comment #20: Please discuss off balance sheet arrangements as required by Item 303(c) of Regulation S-B.

Response: We have noted that the company has no off balance sheet arrangements.

Comment #21: Disclosure of critical accounting estimates should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information about the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response: We have revised this section to provide information about the uncertainties in applying our critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Comment #22: Please expand your critical accounting policies for revenue recognition as follows:

     o    Describe your contractual arrangements with dealers/distributors.

     o Explain your product return policy and how you estimate product returns for new products.

     o For all years presented, disclose the nature and amounts of all significant adjustments to revenue (e.g., product returns, chargebacks, incentives, fees, rebates, etc.), particularly for significant recent product launches, in your comparisons of results from operations. In your analysis, please consider the Commissions Interpretative MD&A Guidance (Release No. 33-8350 dated December 19,
          2003).

     o If applicable, please disclose and discuss any shipments made to dealers/distributors wherein such shipments are as a result of incentives and/or in excess of the dealer/distributor's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

     o Quantify the amount of changes in estimates in estimated returns, chargebacks, rebates and other significant reserves in subsequent periods or explicitly state that no material revisions were recognized, if true.

Response: We have revised this section to describe our contractual arrangements with dealers/distributors, explained our product return policy and accounting estimation methods. For the accounting periods presented, we haven't any significant adjustments to revenue. The company's product returns and chargeback were insignificant (see following chart), therefore, not included in MD&A. Please see the table below.

                                   CHARGE BACK         RETURNS
             03/01/04-02/28/05       $516.43         $14,128.57
             03/01/03-02/29/04      $1,569.91         $2,192.09
             03/01/05-08/31/05          $0             $5,291
             03/01/04-08/31/04       $273.19         $12,746.81

Furthermore, we have not had any shipment made to dealers/distributors wherein such shipments are as a result of incentives and/or in excess of the dealer/distributor's ordinary course of business inventory level.

Business, page 19
-----------------
Industry Background
-------------------
Motorcycles
-----------

Comment #23: Please explain who MIC is the first time you reference it.

Response: We have explained who MIC is in this section.

Comment #24: You have included data that suggest international demand for motorcycles will increase. However, we note that the company does not sell its products in the nations that appear to be driving the increased demand. To avoid confusion for investors, you should either delete this data or explain the relevance to investors.

Response: We have deleted this data to avoid further confusion to investors.

Description of Property, page 24
--------------------------------

Comment # 25: Disclose the name of your landlord and explain its affiliation to the company.

Response: We have disclosed the name of the company's landlord and explained the affiliation to the company.

Executive Compensation, page 26
-------------------------------

Comment #26: Please advise us as to whether the registrant has any compensation or employment agreements with any of the three individuals included in the table. If so, describe the material terms and file the agreements as exhibits to the registration statement.

Response: We have revised this disclosure to clarify that the company has no compensation or employment agreements with any of the three individuals included in the table.

Certain Relationships and Related Transactions, page 26
-------------------------------------------------------

Comment #27: For each transaction or agreement disclosed, please file your agreements as exhibits to the registration statement.

Response: We have provided the written agreements as exhibits where they exist. With respect to the April 2001 Steady Star loan of $90,000, there is no written agreement.

Comment #28: For each transaction or agreement, disclose all material terms or provisions or other relevant information. For example, you reference a $90,000 loan but you provide no information regarding the interest rate or maturity or what the company did with the proceeds of the loan. You provide information regarding two leases but you do not provide any information about the location, size or nature of the facilities or the uses and adequacy of the facility for the company. We also note that the second of the two leases was for substantially higher monthly payments. Please clarify if both leases pertain to the same property or facility and explain why the substantial increase in lease payments occurred after the company entered into the second lease agreement.

Response: We have revised this section to disclose all material terms and other relevant information.

Security Ownership of Certain Beneficial Owners, page 27
--------------------------------------------------------

Comment #29: The beneficial ownership table should include shares that could be obtained by individuals within the next 60 days. See Rule 13d-3. If this is true for the ownership you have currently listed, you should represent that such shares are included in the table. If the table does not reflect shares that could be obtained within 60 days, you should revise the table to include this information and then provide the representation.

Response: We have included such a representation in the opening paragraph of this section.

Plan of Distribution, page 28
-----------------------------

Comment # 30: Please explain how the $1.00 per share was determined to be the fixed price for the shares.

Response: In the opening paragraph of this section we have explained that the $1.00 per share price was determined arbitrarily by the Selling Shareholders and bears no relationship to the company's book value.

Selling Shareholders, page 30
-----------------------------

Comment #31: Please explain how the selling shareholders originally obtained their shares.

Response: We have included an explanation on how the selling shareholders originally obtained their shares in an additional column to the selling shareholders table.

Financial Statements
--------------------
Notes to Financial Statements
-----------------------------
Note 2. Summary of Significant Accounting Policies, page 40
-----------------------------------------------------------

Comment #32: We note an apparent contradiction in your revenue recognition accounting policy. You state sales revenue is recognized at the date of shipment for customers and when delivery is complete. Please clarify this accounting policy disclosure.

Response: The revenue recognition policy has been modified:

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized when the delivery is completed, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied to be recorded as unearned revenue.

Comment #33: We note that you account for inventory at the lower of cost or market. A departure from the cost basis for inventory pricing is required if the utility of the goods is impaired by damage, deterioration, obsolescence, changes in price levels or other causes. Please describe the nature of such inventory impairments and quantify related adjustments for each period presented, including write downs relating to damage, obsolescence and returned products. Tell us the basis for your determination of market value and the location of your inventory at August 31, 2005.

Response: We agree with this comment; however, the company did not have any material impairment of inventory during the year ended February 28, 2005, February 29, 2004 and six months ended August 31, 2005 and 2004.

The basis for determination of market value is the current selling price of the products at the balance sheet date, less cost of completion and disposal.

At August 31, 2005. the inventory in the company's warehouse located at August 31, 2005 was 1718 Floradale Ave., S. El Monte, CA 91733.

Comment #34: You state that all motorcycle and ATV products are manufactured under contracts with firms located in China and Mexico. Please describe any key terms of your contractual arrangements with these manufacturers, including purchase commitments, pricing, product warranties, product returns and contingent obligations. In addition, please clarify how you determine title transfer and revenue recognition for products shipped directly from these contract manufacturers to your distributors/customers. Tell us how you account for product returns made by your distributors/customers and warranty claims made to these contract manufacturers.

Response: The Company issues purchase orders to manufacturers in China, and such vendors are paid by Steady Star, an affiliate company owned by two of the Company's shareholders. We do not have any manufacturer located in Mexico. We have revised the SB2 to remove this incorrect information. We have included this disclosure under CERTAIN RELATIONSHIP AND RELATED PARTY TRANSACTIONS. There's no other contractual agreement other than the purchase orders with certain terms and conditions specified on the purchase orders. Tank has no purchase commitment with any of its manufacturers. Unit pricings, product warranties, and returns are negotiated for each purchase order. There's no other contingent obligations.

The Company determines title transfer and revenue recognition on delivery date. There are only 2 customers that require direct shipments from the contract manufacturers with different shipping terms. One is FOB shipping point, the Company recognizes sales and determines title transferred when delivery of items takes place. The other one is CNF (cost and freight), the Company recognizes sales and determines title has passed when goods arrive in the port of destination .

The Company records all the product returns by distributors/customers as a reduction of sales as "Returns and Allowances" at the date of receipt of the returned items. To date, we have not made any warranty claims directly to the contract manufacturers as the amounts were insignificant. However, warranty claims will be recorded as reduction of cost of goods sold..

Comment #35: We note that you have not provided a liability or disclosure related to product warranties. Please tell us the terms of your product warranties to distributors/customers, costs incurred in connection with these obligations for each period presented and why you have not recorded a liability for these obligations.

Response: We have disclosed that Tank provides a limited warranty for parts only for a period of six months for its ATVs, Dirt bikes, Go Cars, and Scooters with a 50cc engine. Warranty is provided for a period of one year for cruiser motorcycles with Trademark "VISION" and Scooters with 150cc and 250 cc engines. Tank's standard warranties require the Company or its dealers to repair or replace defective products during such warranty periods at no cost to the consumer. Major cost incurred in connection with warranty obligations is the cost of new parts for replacing the damage/defective parts. For each of the 12 month ended 2/29/2004 and 2/28/2005, and 6 months ended 8/31/2005, the costs of replacing damage parts were approximately $531, $11,012 and $11,785, respectively. The Company has not recorded a liability for warranty obligations because such costs were immaterial for the periods presented. The Company has charged such cost to cost of goods sold in the period these costs were actually incurred.

Comment #36: We note that you provide no disclosure of threatened litigation or historical claims and assessments. Please describe the terms of your product liability insurance program, quantify related costs incurred for each period presented and tell us the basis for your decision to exclude disclosure described in SFAS 5.

Response: We have disclosed that Tank is subject to product liability claims in the normal course of business. Tank insures its product liability claims with ACORD Jordan and Jordan Insurance Agency, LLC. The product liability coverage are up to $1,000,0000 limit per occurrence, $50,000 limits on damage to rented premises, $1,000,000 to personal injury, $2,000,000 to general aggregate and $2,000,000 limit to products comp/or aggregate. Historically, the Company has not experienced any threatened litigation or product liability claim. The Company believes that based on its historical product liability claim experience, the product liability insurance will be sufficient to cover any such claim. Accordingly, the basis for excluding disclosures described in SFAS 5 is the Company's believe that future loss contingency will be remote based on its past experience.

Signature Page
--------------

Comment #37: Your signature page must include the signature of your Chief Accounting Officer and your Chief Financial Officer.

Response: We have included the signatures of the company's Chief Accounting Officer and Chief Financial Officer on the signature page.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
---------------------
William D. O'Neal